FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                15 December 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'O2 Ireland 3G Network' sent to the London Stock Exchange on 15 December 2003



                       O2 IRELAND SWITCHES ON 3G NETWORK

O2 Ireland today announced that it has exceeded its regulatory requirements for the introduction of its 3G service and has commenced limited services among selected business and individual customers. O2's 3G network coverage extends to more than 35% of the population and covers major urban centres such as Dublin city and county and the cities of Cork, Limerick, Galway, Waterford and Kilkenny. O2 will continue expanding its 3G network across the country.

Some 25 customers have been equipped with Nokia 6650 handsets and are using O2's 3G network for their voice and data communications. In addition to voice services, initial applications will include high-speed internet access at speeds significantly faster than dial-up, ISDN or GPRS connections, as well as video messaging and other multimedia services.

Danuta Gray, chief executive officer, O2 Ireland, said: "We are very happy to announce the introduction of our 3G service and that a limited number of customers are already using the network. Our initial focus will be on the main cities around the Republic of Ireland and on trialling appealing new multimedia services and applications. Our intention is to introduce the service on a more widespread basis later in 2004 once the issue of handset availability is overcome."

O2 Ireland hopes to bring mass market 3G services to Ireland in the second part of 2004 and into 2005. However, the company has emphasised that making 3G a mass market service will depend on the availability of an adequate supply of good quality handsets, competitively priced and with sufficient battery life.

While 3G technology will bring further speed and capacity, O2 Ireland pointed out that mobile users are already benefiting from high speed data services such as email on the move, web access and media messaging over its existing 2.5G network which offers nationwide coverage and international roaming.

Danuta Gray concluded: "We are pleased with the progress we have made in building an extensive 3G network and making it available to a limited number of customers. However, the success of 3G will be dependent on the availability of good quality handsets at competitive prices and on the growing market demand for compelling data services. We intend to be an industry leader in providing 3G services in Ireland and are committed to a long term investment strategy to ensure its success as a quality, customer friendly service".

With a limited commercial 3G network now available, O2 Ireland becomes the only mobile operator in the Irish market offering a wide range of wireless technologies to suit different types of customers and situations including GPRS (2.5G), Wi-Fi and now, 3G.

Today's announcement follows the start of friendly user 3G trials by O2 Germany last month.

                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has 19.2 million customers and some 12,000 employees; and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.2% of total service revenues in the quarter ending 30 September 2003.


mmO2 plc

David Nicholas Simon Gordon
Head of Media Relations Press Relations Manager david.nicholas@o2.com simon.gordon@o2.com t: +44 (0) 771 575 9176 t: +44 (0)771 007 0698

mmO2 press office: 01753 628402.

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 15 December 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary